United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

March 2023

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-     .)

Purchases of equity securities by the issuer and affiliated purchasers on February 28, 2023.

Company: VALE S.A.
Beginning balance

Type of security	Characteristic of the security				Quantity	%
						Same class of shares	Total capital
Shares	VALE3				160,354,604	3.36%	3.36%
Movements

Type of security	Characteristic of the security	Intermediate	Operation	Date	Quantity	Average price (Daily)	Volume (R$)
Shares	VALE3	Itaú Corretora de Valores S.A	Buy	01/30/23	466,500	94.95564	44,296,805.00
Shares	VALE3	Itaú Corretora de Valores S.A	Buy	01/31/23	413,200	94.55682	39,070,878.00
Shares	VALE3	-	Transfer of ADS´s	02/16/23	52,096,540	-	-
Shares	VALE3	-	Transfer of ADS´s	02/17/23	32,903,460	-	-
Ending balance

Type of security	Characteristic of the security				Quantity	%
						Same class of shares	Total capital
Shares	VALE3				246,234,304	5.15%	5.15%

Company: VALE S.A.
Beginning balance

Type of security	Characteristic of the security				Quantity	%
						Same class of shares	Total capital
ADS	VALE				0	0.00%	0.00%
Movements

Type of security	Characteristic of the security	Intermediate	Operation	Date	Quantity	Average price (Daily)	Volume (R$)
ADS	VALE	J.P. Morgan Securities Inc.	Transfer from Vale Holdings B.V.	02/10/23	30,118,460	-	-
ADS	VALE	XP Investments US	Transfer from Vale Holdings B.V.	02/10/23	36,848,428	-	-
ADS	VALE	Bradesco Securities Inc	Transfer from Vale Holdings B.V.	02/14/23	15,248,112	-	-
ADS	VALE	BofA Securities, Inc. Global Markets	Transfer from Vale Holdings B.V.	02/15/23	2,785,000	-	-
ADS	VALE	-	Cancellation of ADS´s	02/16/23	52,096,540	-	-
ADS	VALE	-	Cancellation of ADS´s	02/17/23	32,903,460	-	-
Ending balance

Type of security	Characteristic of the security				Quantity	%
						Same class of shares	Total capital
ADS	VALE				0	0.00%	0.00%

Purchases of equity securities by the issuer and affiliated purchasers on February 28, 2023.

Company: MBR S.A.
Beginning balance

Type of security	Characteristic of the security				Quantity	%
						Same class of shares	Total capital
Shares	VALE3				1,151,600	0.02%	0.02%
Movements

Type of security	Characteristic of the security	Intermediate	Operation	Date	Quantity	Average price (Daily)	Volume (R$)
-	-	-	-	-	-	-	-
Ending balance

Type of security	Characteristic of the security				Quantity	%
						Same class of shares	Total capital
Shares	VALE3				1,151,600	0.02%	0.02%

Company: MBR S.A.
Beginning balance

Type of security	Characteristic of the security				Quantity	%
						Same class of shares	Total capital
ADS	VALE				0	0.00%	0.00%
Movements

Type of security	Characteristic of the security	Intermediate	Operation	Date	Quantity	Average price (Daily)	Volume (R$)
-	-	-	-	-	-	-	-
Ending balance

Type of security	Characteristic of the security				Quantity	%
						Same class of shares	Total capital
ADS	VALE				0	0.00%	0.00%

Purchases of equity securities by the issuer and affiliated purchasers on February 28, 2023.

Company: Vale Holdings B.V.
Beginning balance

Type of security	Characteristic of the security				Quantity	%
						Same class of shares	Total capital
Shares	VALE3				0	0.00%	0.00%
Movements

Type of security	Characteristic of the security	Intermediate	Operation	Date	Quantity	Average price (Daily)	Volume (R$)
-	-	-	-	-	-	-	-
Ending balance

Type of security	Characteristic of the security				Quantity	%
						Same class of shares	Total capital
Shares	VALE3				0	0.00%	0.00%

Company: Vale Holdings B.V.
Beginning balance

Type of security	Characteristic of the security				Quantity	%
						Same class of shares	Total capital
ADS	VALE				167,148,606	3.50%	3.50%
Movements

Type of security	Characteristic of the security	Intermediate	Operation	Date	Quantity	Average price (Daily)	Volume (R$)
ADS	VALE	J.P. Morgan Securities Inc.	Buy	01/30/23	500,000	18.56927	47,313,576.54
ADS	VALE	J.P. Morgan Securities Inc.	Buy	01/31/23	325,000	18.57583	30,785,213.19
ADS	VALE	J.P. Morgan Securities Inc.	Transfer to Vale S.A.	02/10/23	30,118,460	-	-
ADS	VALE	XP Investments US	Transfer to Vale S.A.	02/10/23	36,848,428	-	-
ADS	VALE	Bradesco Securities Inc	Transfer to Vale S.A.	02/14/23	15,248,112	-	-
ADS	VALE	BofA Securities, Inc. Global Markets	Transfer to Vale S.A.	02/15/23	2,785,000	-	-
Ending balance

Type of security	Characteristic of the security				Quantity	%
						Same class of shares	Total capital
ADS	VALE				82,973,606	1.74%	1.74%

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Ivan Fadel
Date: March 10, 2023		Head of Investor Relations